Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

May 8, 2024	Client-Matter: 65537-032

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley

Re:	Digital Health Acquisition Corp.
Amendment No. 6 to Registration Statement on Form S-4
File No. 333-268184
CIK No. 0001864531

Dear Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley:

On behalf of our client, Digital Health Acquisition Corp. (the “Company”), we hereby file Amendment No. 8 to the Company’s Registration Statement on Form S-4 (the “Amendment No. 8”). Amendment No. 8 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated May 7, 2024 (the “Staff’s Letter”) relating to the Company’s Amendment No. 7 to Registration Statement on Form S-4 as submitted with the Commission on April 24, 2024. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 8.

Amendment No. 7 to Registration Statement on Form S-4 filed on April 24, 2024

Risk Factors, page 79

1.	We note that the audit reports included for Digital Health Acquisition Corp., VSee Lab, Inc., and iDoc Virtual Telehealth Solutions, Inc. include statements expressing substantial doubt as to each company's ability to continue as a going concern. Please revise your prospectus summary and risk factors to highlight DHAC, VSee and iDoc’s ability to continue as a going concern and describe the material risks associated with the going concern opinions issued by their respective auditors. Please also revise your prospectus/proxy statement/consent solicitation summary accordingly.

Response: In response to the Staff’s Comment, the summary and risk factors disclosure on pages 20, 21, 23, 45, 108, 109 and 125 has been revised. The relevant disclosure on pages 244, 268, and 280 has been revised as well.

Attention: Julie Sherman; Jeanne Baker; Juan Grana; Katherine Bagley

Re: Digital Health Acquisition Corp. Form S-4 Amendment No. 8

May 8, 2024

iDoc Virtual Telehealth Solutions, Inc.

Operating Expenses, page 259

2.	We note your revised disclosures provided in response to comment 1. We also note from your prior disclosures that you had a $1 million write-off during the third quarter of 2023, which drove the $1.2 million increase in bad debt expense for the nine months ended September 30, 2023 as compared to the prior period. With reference to your new disclosures regarding your automated systems, please more fully address the facts and circumstances that changed during the fourth quarter of 2023, such that your bad debt expense increased by $4.2 million for the year ended December 31, 2023 as compared to the prior period.

Response: In response to the Staff’s Comment, the disclosure in iDoc’s MD&A section on page 284 was revised and further explanation on iDoc’s bad debt expense increase was provided.

iDoc Virtual Telehealth Solutions

Statement of Cash Flows, page F-69

3.	With reference to the $4,155,000 increase in bad bad debt expense for the year ended December 31, 2023 as discussed in your Management's Discussion and Analysis on page 259, please address the appropriateness of the $534,000 provision for allowance for doubtful accounts and $2,207,000 change in your accounts receivable balance reflected within your net cash used in operations. Fully explain why the bad debt expense recognized in each period presented is not reflected as a noncash adjustment to your net cash cash used in operations. Finally, clarify how you determined the $2,207,000 change in accounts receivable for the year ended December 31, 2023:

Response: In response to the Staff’s Comment, there was an error in updating the amount classified within provision for allowance for doubtful accounts to include the total bad debt expense and not just the change in the provision for allowance for doubtful accounts. This resulted in an error in the change in accounts receivable as well, as it included the difference between the total bad debt expense and the change in the provision for allowance for doubtful accounts. These errors have been corrected and the disclosure on pages 285 and iDoc’s financial statements on pages F-73 and F-79 were revised.

Accounts Receivable and Credit Losses, page F-74

4.	Please address the need to disclose your bad debt expense recognized in each period presented.

Response: In response to the Staff’s comment, iDoc’s bad debt expense was disclosed and its financial statements on pages F-73 and F-79 were revised.

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:          Digital Health Acquisition Corp.

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